Exhibit 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Bank of Montreal

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	IFRS				Canadian GAAP
	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	2014	2013	2012	2011	2010
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$1,743	$1,881	$2,183	$2,376	$894
Estimated interest within rental expense	116	130	139	124	113
Preferred dividend requirement (2)	54	54	54	54	—

Total Fixed Charges	$1,913	$2,065	$2,376	$2,554	$1,007

Preferred Dividends Requirement (Parent Entity) (3)	$145	$152	$166	$185	$168

Total Fixed Charges and Preferred Dividends	$2,058	$2,217	$2,542	$2,739	$1,175

Earnings
Income from continuing operations before income taxes (4)	$5,236	$5,250	$5,030	$3,922	$3,567
Adjusted for: Earnings and distributions related to equity investees	(55)	(155)	(148)	(102)	14
Fixed Charges (excluding preferred dividend requirement)	1,859	2,011	2,322	2,500	1,007

Earnings	$7,040	$7,106	$7,204	$6,320	$4,588

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.68	3.44	3.03	2.47	4.56

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.42	3.21	2.83	2.31	3.90

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$4,608	$4,608	$4,854	$5,069	$3,256
Estimated interest within rental expense	116	130	139	124	113
Preferred dividend requirement (2)	54	54	54	54	—

Total Fixed Charges	$4,778	$4,792	$5,047	$5,247	$3,369

Preferred Dividends Requirement (Parent Entity) (3)	$145	$152	$166	$185	$168

Total Fixed Charges and Preferred Dividends	$4,923	$4,944	$5,213	$5,432	$3,537

Earnings
Income from continuing operations before income taxes (4)	$5,236	$5,250	$5,030	$3,922	$3,567
Adjusted for: Earnings and distributions related to equity investees	(55)	(155)	(148)	(102)	14
Fixed Charges (excluding preferred dividend requirement)	4,724	4,738	4,993	5,193	3,369

Earnings	$9,905	$9,833	$9,875	$9,013	$6,950

Ratio of Earnings to Fixed Charges, including interest on deposits	2.07	2.05	1.96	1.72	2.06

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	2.01	1.99	1.89	1.66	1.96

Prior periods have been restated

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends declared by consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends declared by the parent entity.
(4)	Adjusted for capitalized interest.